EXECUTION VERSION

$ 225,000,000

B2GOLD CORP.

3.25% Convertible Senior Subordinated Notes due 2018

Purchase Agreement

August 19, 2013

J.P. Morgan Securities LLC
BMO Capital Markets Corp.

As Representatives of the
several Initial Purchasers listed
in Schedule 1 hereto
c/o J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

BMO Capital Markets Corp.
3 Times Square
28th Floor
New York, New York 10036

Ladies and Gentlemen:

            B2Gold Corp., a company amalgamated under the laws of British Columbia (the “Company”), proposes to issue and sell to the several initial purchasers listed in Schedule 1 hereto (the “Initial Purchasers”), for whom you are acting as representatives (the “Representatives”), $225,000,000 principal amount of its 3.25% Convertible Senior Subordinated Notes due 2018 (the “Underwritten Securities”) and at the option of the Initial Purchasers, up to an additional $33,750,000 principal amount of its 3.25% Convertible Senior Subordinated Notes due 2018 (the “Option Securities”) if and to the extent that the Initial Purchasers shall have determined to exercise the option to purchase such 3.25% Convertible Senior Subordinated Notes due 2018 granted to the Initial Purchasers in Section 2 hereof. The Underwritten Securities and the Option Securities are herein referred to as the “Securities. The Securities will be convertible into common shares of the Company (the “Common Shares”), without par value (the “Underlying Securities”). The Securities will be issued pursuant to an Indenture to be dated as of August 23, 2013 (the "Indenture") between the Company and U.S. Bank National Association, as trustee (the “Trustee”).

            The Company hereby confirms its agreement with the several Initial Purchasers concerning the purchase and sale of the Securities, as follows:

            1.        The Securities will be sold to the Initial Purchasers without being registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon an exemption therefrom and pursuant to available exemptions from registration, prospectus or similar requirements of applicable securities laws and, in each case, pursuant to an exemption from the prospectus requirements of the securities legislation of the relevant Canadian jurisdiction. The Securities will be offered and sold in one or more provinces of Canada and outside of Canada without being qualified under a prospectus in any Canadian jurisdiction in reliance on one or more of the prospectus exemptions under NI 45-106 (as defined below). The Company has prepared a preliminary offering memorandum dated August 19, 2013 (the “Preliminary Offering Memorandum”) and will prepare an offering memorandum dated the date hereof (the “Offering Memorandum”) setting forth information concerning the Company and the Securities. Copies of the Preliminary Offering Memorandum have been, and copies of the Offering Memorandum will be, delivered by the Company to the Initial Purchasers pursuant to the terms of this purchase agreement (the “Agreement”). The Company hereby confirms that it has authorized the use of the Preliminary Offering Memorandum, the other Time of Sale Information (as defined below) and the Offering Memorandum in connection with the offering and resale of the Securities by the Initial Purchasers in the manner contemplated by this Agreement. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Preliminary Offering Memorandum. References herein to the Preliminary Offering Memorandum, the Time of Sale Information and the Offering Memorandum shall be deemed to refer to and include the preliminary Canadian offering memorandum dated August 19, 2013 (the “Preliminary Canadian Offering Memorandum”) and the Canadian offering memorandum dated the date hereof (the “Final Canadian Offering Memorandum”), as applicable.

            At or prior to the time when sales of the Securities were first made (the “Time of Sale”), the following information has been prepared by the Company (collectively, the “Time of Sale Information”): the Preliminary Offering Memorandum, as supplemented and amended by the written communications listed on Annex A hereto (the “Pricing Term Sheet”).

            2.        Purchase and Resale of the Securities.

            (a)      The Company agrees to issue and sell the Underwritten Securities to the several Initial Purchasers as provided in this Agreement, and each Initial Purchaser, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Underwritten Securities set forth opposite such Initial Purchaser’s name in Schedule 1 hereto at a price equal to 97.25% of the principal amount thereof (the “Purchase Price”) plus accrued interest, if any, from August 23, 2013 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Underwritten Securities except upon payment for all the Underwritten Securities to be purchased as provided herein.

            In addition, the Company agrees to issue and sell the Option Securities to the several Initial Purchasers as provided in this Agreement, and the Initial Purchasers, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, shall have the option to purchase, severally and not jointly, from the Company the Option Securities at the Purchase Price plus accrued interest, if any, from the Closing Date to the date of payment and delivery.

            If any Option Securities are to be purchased, the amount of Option Securities to be purchased by each Initial Purchaser shall be the amount of Option Securities which bears the same ratio to the aggregate amount of Option Securities being purchased as the amount of Underwritten Securities set forth opposite the name of such Initial Purchaser in Schedule 1 hereto (or such amount increased as set forth in Section 9 hereof) bears to the aggregate amount of Underwritten Securities being purchased from the Company by the several Initial Purchasers, subject, however, to such adjustments to eliminate Securities in denominations other than $1,000 as the Representatives in their sole discretion shall make.

            The Initial Purchasers may exercise the option to purchase the Option Securities at any time in whole, or from time to time in part, on or before the thirtieth day following the date of this Agreement, by written notice from the Representatives to the Company. Such notice shall set forth the aggregate amount of Option Securities as to which the option is being exercised and the date and time when the Option Securities are to be delivered and paid for which may be the same date and time as the Closing Date (as hereinafter defined) but shall not be earlier than the Closing Date nor later than the tenth full business day (as hereinafter defined) after the date of such notice (unless such time and date are postponed in accordance with the provisions of Section 9 hereof). Any such notice shall be given at least two business days prior to the date and time of delivery specified therein.

            (b)      The Company understands that the Initial Purchasers intend to offer the Securities for resale on the terms set forth in the Time of Sale Information, including, without limitation, on a private placement basis in each of the provinces of Alberta, Manitoba, Ontario, Quebec and British Columbia pursuant to an exemption from the prospectus requirements of Canadian Securities Laws (as defined below) (the “Canadian Jurisdictions”). Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:

            (i)      it is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act (a “QIB”) and an accredited investor within the meaning of Rule 501(a) of Regulation D under the Securities Act (“Regulation D”);

            (ii)      it is an “accredited investor” within the meaning of National Instrument 45-106- Prospectus and Registration Exemptions of the Canadian Securities Administrators (“NI 45-106”), was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in Section 1.1 of NI 45-106 and is purchasing the Securities as principal or is deemed to be purchasing the Securities as principal pursuant to NI 45-106;

            (iii)     it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act; and

            (iii)     it has not solicited offers for, or offered or sold, and will not solicit offers for, or offer or sell, the Securities as part of their initial offering except:

            (A)      to persons whom it reasonably believes to be QIBs in transactions pursuant to Rule 144A under the Securities Act (“Rule 144A”) and whom it does not have reason to believe are not “accredited investors” within the meaning of NI 45-106, and in connection with each such sale, it has taken or will take reasonable steps to ensure that the purchaser of the Securities is aware that such sale is being made in reliance on Rule 144A; and

            (B)      in accordance with the restrictions set forth in Annex C hereto.

            (c)      Each Initial Purchaser acknowledges and agrees that the Company and, for purposes of the “no registration” opinions to be delivered to the Initial Purchasers pursuant to Sections 6(g) and 6(j), counsel for the Company and counsel for the Initial Purchasers, respectively, may rely upon the accuracy of the representations and warranties of the Initial Purchasers, and compliance by the Initial Purchasers with their agreements, contained in paragraph (b) above (including Annex C hereto), and each Initial Purchaser hereby consents to such reliance.

            (d)      The Company acknowledges and agrees that the Initial Purchasers may offer and sell Securities to or through any affiliate of an Initial Purchaser and that any such affiliate may offer and sell Securities purchased by it to or through any Initial Purchaser; provided that such affiliate complies with the provisions set forth in this Agreement regarding the offer and sale of the Securities (including Annex C hereto).

            (e)      Each Initial Purchaser, on its behalf and on behalf of any of its affiliates through which Securities may be offered or sold, represents and warrants to, and agrees with, the Company that it and any such affiliate is duly registered as a dealer and underwriter under the applicable securities laws of each Canadian Jurisdiction in which it is offering or selling Securities, or it is relying on an exemption from such registration requirements (which may include the international dealer exemption) or such registration requirements are not applicable.

            (f)      Payment for the Securities shall be made by wire transfer in immediately available funds to the account specified by the Company to the Representatives, in the case of the Underwritten Securities, at the offices of Simpson Thacher & Bartlett LLP at 10:00 A.M., New York City time, on August 23, 2013, or at such other time or place on the same or such other date, not later than the fifth business day thereafter, as the Representatives and the Company may agree upon in writing or, in the case of the Option Securities, on the date and at the time and place specified by the Representatives in the written notice of the Initial Purchasers’ election to purchase such Option Securities. The time and date of such payment for the Underwritten Securities is referred to herein as the “Closing Date” and the time and date for such payment for the Option Securities, if other than the Closing Date, is herein referred to as the “Additional Closing Date”.

            Payment for the Securities to be purchased on the Closing Date or the Additional Closing Date, as the case may be, shall be made against delivery to the nominee of The Depository Trust Company (“DTC”), for the respective accounts of the several Initial Purchasers of the Securities to be purchased on such date of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of such Securities duly paid by the Company. The Global Note will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date or the Additional Closing Date, as the case may be.

            (g)      The Company acknowledges and agrees that each Initial Purchaser is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of Securities contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, neither the Representatives nor any other Initial Purchaser are advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and neither the Representatives nor any other Initial Purchaser shall have any responsibility or liability to the Company with respect thereto. Any review by the Representatives or any Initial Purchaser of the Company and the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Representatives or such Initial Purchaser, as the case may be, and shall not be on behalf of the Company or any other person.

            3.        Representations and Warranties of the Company. The Company represents and warrants to each Initial Purchaser that:

            (a)      Preliminary Offering Memorandum, Time of Sale Information and Offering Memorandum. The Preliminary Offering Memorandum (as corrected in the Pricing Term Sheet), as of its date, did not, the Time of Sale Information, at the Time of Sale, did not, and at the Closing Date and as of the Additional Closing Date, as the case may be, will not, and the Offering Memorandum, in the form first used by the Initial Purchasers to confirm sales of the Securities and as of the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain any untrue statement of a material fact, omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or contain a “misrepresentation” as defined under applicable Canadian Securities Laws (as defined below); provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representatives expressly for use in the Preliminary Offering Memorandum, the Time of Sale Information or the Offering Memorandum, which information the parties agree is limited to the Initial Purchasers’ Information as defined in Section 7(b). The Preliminary Canadian Offering Memorandum (as corrected in the Pricing Term Sheet), as of its date, did not, and the Final Canadian Offering Memorandum, in the form first used by the Initial Purchasers to confirm sales of the Securities and as of the Closing Date and as of the Additional Closing Date, as the case may be, will not, contain a “misrepresentation” as defined under applicable Canadian Securities Laws; provided that the Company makes no representation or warranty with respect to any statements or omissions made in reliance upon and in conformity with information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representatives expressly for inclusion in the Preliminary Canadian Offering Memorandum or the Final Canadian Offering Memorandum, which information the parties agree is limited to the Initial Purchasers’ Information. As used in this Agreement, the term “Canadian Securities Laws” shall mean all applicable securities laws in each of the provinces and territories of Canada, including, without limitation, each of the Canadian Jurisdictions, and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket rulings and orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

                 (b)      Additional Written Communications. The Company (including its agents and representatives, other than the Initial Purchasers in their capacity as such) has not prepared, made, used, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any written communication that constitutes an offer to sell or solicitation of an offer to buy the Securities (including, without limitation, any offer or solicitation constituting an “offering memorandum” within the meaning of the Canadian Securities Laws) (each such communication by the Company or its agents and representatives (other than a communication referred to in clauses (i) and (ii) below) an “Issuer Written Communication”) other than (i) the Preliminary Offering Memorandum, (ii) the Offering Memorandum, (iii) the documents listed on Annex A hereto, including a term sheet substantially in the form of Annex B hereto, which constitute part of the Time of Sale Information, and (iv) any electronic road show or other written communications, in each case used in accordance with Section 4(c). Each such Issuer Written Communication, when taken together with the Time of Sale Information at the Time of Sale, did not, and at the Closing Date and as of the Additional Closing Date, as the case may be, will not, (x) contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (y) contain a “misrepresentation” as defined under applicable Canadian Securities Laws; provided that the Company makes no representation or warranty with respect to Initial Purchasers’ Information included in any Issuer Written Communication.

                 (c)      Financial Statements. The financial statements of the Company and its subsidiaries and the related notes thereto included in each of the Time of Sale Information and the Offering Memorandum present fairly in all material respects the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the respective periods covered thereby; the other financial information included in each of the Time of Sale Information and the Offering Memorandum has been derived from the accounting records of the Company and its subsidiaries and presents fairly the information shown thereby and the financial information included in each of the Time of Sale Information and the Offering Memorandum presented under Canadian generally accepted accounting principles (“Canadian GAAP”) has been derived from financial statements of the Company prepared in conformity with Canadian GAAP, applied on a consistent basis throughout the periods covered thereby; and the pro forma consolidated statement of operations for the twelve month period ended June 30, 2013 and the related notes thereto included in each of the Time of Sale Information and the Offering Memorandum has been prepared in accordance with the rules and guidance set forth in National Instrument 51-102- Continuous Disclosure Obligations with respect to pro forma financial information, and the assumptions underlying such pro forma financial information are reasonable and are set forth in each of the Time of Sale Information and the Offering Memorandum. The financial statements of CGA Mining Limited and its subsidiaries and the related notes thereto included in each of the Time of Sale Information and the Offering Memorandum present fairly in all material respects the financial position of CGA Mining Limited and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in conformity with IFRS as issued by the International Accounting Standards Board, applied on a consistent basis throughout the respective periods covered thereby.

            (d)      No Material Adverse Change. Since the date of the most recent financial statements of the Company included in each of the Time of Sale Information and the Offering Memorandum (i) there has not been any material change in the share capital or increase in the long-term debt of the Company or any of its subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of shares, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, properties, rights, assets, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole; (ii) neither the Company nor any of its subsidiaries has entered into any transaction or agreement that is material to the Company and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its subsidiaries taken as a whole; and (iii) neither the Company nor any of its subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in each of the Time of Sale Information and the Offering Memorandum.

            (e)      Organization and Good Standing. The Company and each of its subsidiaries listed in Schedule 2 (the “Subsidiaries”) have been duly organized and are validly existing and in good standing (or similar status, to the extent applicable) under the laws of their respective jurisdictions of organization, are duly qualified to do business and are in good standing (or similar status, to the extent applicable) in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own, hold, lease or operate their respective properties and to conduct the businesses in which they are engaged, except where the failure to be so qualified, be in good standing (or similar status, to the extent applicable) or have such power or authority would not, individually or in the aggregate, have a material adverse effect on the business, properties, rights, assets, management, financial position, results of operations or prospects of the Company and its subsidiaries taken as a whole or on the performance by the Company of its obligations under this Agreement, the Securities and the Indenture (a “Material Adverse Effect”). There are no active, material subsidiaries of the Company other than the Subsidiaries listed in Schedule 2 to this Agreement.

            (f)      Capitalization. The Company has an authorized capitalization as set forth in each of the Time of Sale Information and the Offering Memorandum under the heading “Capitalization”; all the outstanding share capital of the Company has been duly and validly authorized and issued and is fully paid and non-assessable and is not subject to any pre-emptive or similar rights; except as described in or expressly contemplated by the Time of Sale Information and the Offering Memorandum, there are no outstanding rights (including, without limitation, preemptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any share capital or other equity interest in the Company or any of its subsidiaries, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Company or any such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; the capital stock of the Company conforms in all material respects to the description thereof contained in the Time of Sale Information and the Offering Memorandum; and all the outstanding share capital or other equity interests of each Subsidiary of the Company have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares, and except as otherwise described in each of the Time of Sale Information and the Offering Memorandum), have not been issued in violation of any preemptive rights, rights of first refusal or other similar rights, and are owned directly or indirectly by the Company as set forth in Schedule 2, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party (collectively, “Liens”), except for Liens securing obligations in connection with the Revolving Credit Facility Agreement, dated April 12, 2013, among B2Gold Corp., the guarantors party thereto, Macquarie Bank Limited, as agent, and the lenders and the hedge providers party thereto (the “Credit Facility”) and the Omnibus Credit and Security Agreement, dated May 26, 2008, among CGA Mining Limited, the guarantors party thereto, BNP Paribas Bank, as agent, and the lenders and hedge providers party thereto (the “Masbate Facility”). Except as disclosed in the Time of Sale Information and the Offering Memorandum and other than pursuant to the Company’s equity plans and stock option arrangements or agreements granted or entered into as part of the consideration for a prior acquisition by the Company, there are no outstanding options, warrants or other rights to acquire or purchase, or instruments convertible into or exchangeable for, any equity interests of the Company or any of its subsidiaries.

            (g)      Stock Options. With respect to the stock options (the "Stock Options") granted pursuant to the stock-based compensation plans of the Company and its subsidiaries (the "Company Stock Plans"), (i) each Stock Option intended to qualify as an "incentive stock option" under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) so qualifies, (ii) each grant of a Stock Option was duly authorized no later than the date on which the grant of such Stock Option was by its terms to be effective (the "Grant Date") by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (iii) each such grant was made in accordance with the terms of the Company Stock Plans, the Exchange Act and all other applicable laws and regulatory rules or requirements, including the rules of the Toronto Stock Exchange and the NYSE MKT and any other exchange on which Company securities are traded, (iv) the per share exercise price of each Stock Option was equal to the fair market value of a Common Share on the applicable Grant Date and (v) each such grant was properly accounted for in accordance with IFRS in the financial statements (including the related notes) of the Company. The Company has not knowingly granted, and there is no and has been no policy or practice of the Company of granting, Stock Options prior to, or otherwise coordinate the grant of Stock Options with, the release or other public announcement of material information regarding the Company or its subsidiaries or their results of operations or prospects.

            (h)      Due Authorization. The Company has full right, power and authority to execute and deliver this Agreement, the Securities and the Indenture (collectively, the “Transaction Documents”) and to perform its obligations hereunder and thereunder; and all action required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby or by the Time of Sale Information and the Offering Memorandum has been duly and validly taken.

            (i)      The Indenture. The Indenture has been duly authorized by the Company and on the Closing Date, the Indenture will be duly executed and delivered by the Company and, when duly executed and delivered in accordance with its terms by each of the parties thereto, will constitute a valid and legally binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles relating to enforceability (collectively, the "Enforceability Exceptions”); and on the Closing Date, the Indenture will comply with the laws of British Columbia and the federal laws of Canada applicable therein, and no registration, filing or recording of the Indenture under such laws is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder.

            (j)      The Securities. The Securities have been duly authorized by the Company and, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to the Enforceability Exceptions, and will be entitled to the benefits of the Indenture. The Securities, when duly executed, authenticated, issued and delivered as provided in the Indenture and paid for as provided herein, will comply with the provisions of the Business Corporations Act (British Columbia) relating thereto.

            (k)      Purchase Agreement. This Agreement has been duly authorized, executed and delivered by the Company. No registration, filing or recording of the Purchase Agreement under the laws of British Columbia or the federal laws of Canada applicable therein is necessary in order to preserve or protect the validity or enforceability of the Purchase Agreement.

            (l)      The Underlying Securities. Upon issuance and delivery of the Securities in accordance with this Agreement and the Indenture, the Securities will be convertible at the option of the holder thereof into shares of the Underlying Securities in accordance the terms of the Securities; the Underlying Securities reserved for issuance upon conversion of the Securities have been duly authorized and reserved and, when issued upon conversion of the Securities in accordance with the terms of the Securities, will be validly issued, fully paid and non assessable, and the issuance of the Underlying Securities will not be subject to any preemptive or similar rights; (m) Descriptions of the Transaction Documents and Disclosure of Interest Rates. Each Transaction Document conforms in all material respects to the description thereof contained in each of the Time of Sale Information and the Offering Memorandum. The Securities and the Indenture will comply with the interest rate disclosure requirements of the Interest Act (Canada).

            (n)      No Violation or Default. Neither the Company nor any of its Subsidiaries is (i) in violation of its notice of articles, articles, charter or by-laws or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, hypothec, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any property, right or asset of the Company or any of its Subsidiaries is subject; or (iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (ii) and (iii) above, for any such default or violation that would not, individually or in the aggregate, have a Material Adverse Effect.

            (o)      No Conflicts. The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Offering Memorandum will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, result in the termination, modification or acceleration of, or result in the creation or imposition of any lien, charge or encumbrance upon any property, right or asset of the Company or any of its Subsidiaries pursuant to, any indenture, hypothec, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any property, right or asset of the Company or any of its Subsidiaries is subject, (ii) result in any violation of the provisions of the notice of articles, articles, charter or by-laws or similar organizational documents of the Company or any of its Subsidiaries or (iii) assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 1(b) (including Annex C hereto) and their compliance with their agreements set forth therein, result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Time of Sale Information and the Offering Memorandum, under current laws and regulations of Canada and any political subdivision thereof, all interest, principal, premium, if any, and other payments due or made on the Securities may be paid by the Company to the holder thereof in U.S. dollars.

            (p)      No Consents Required. Assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 1(b) (including Annex C hereto) and their compliance with their agreements set forth therein, no consent, approval, authorization, order, filing, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and compliance by the Company with the terms thereof and the consummation of the transactions contemplated by the Transaction Documents or the Time of Sale Information and the Offering Memorandum, except (i) for such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state or provincial securities laws in connection with the purchase and resale of the Securities by the Initial Purchasers; and (ii) in respect of the filing of a report of exempt distribution under NI 45-106 with payment of applicable filing fees to, together with a fee checklist in British Columbia, and if applicable, delivery of the Final Canadian Offering Memorandum to (as applicable) the securities regulatory authority in each Canadian Jurisdiction in which sales of the Securities are made and such delivery is required.

            (q)      Stamp Taxes. There are no stamp duties, fees, registration or documentary taxes, duties or other similar charges payable (either by direct assessment or withholding) under Canadian or U.S. federal law or the laws of any province or any political subdivision of Canada in connection with: (i) the execution and delivery of the Transaction Documents; (ii) the enforcement or admissibility in evidence of the Transaction Documents; (iii) the creation, issuance, sale and delivery to the Initial Purchasers of the Securities; or (iv) the resale of any Securities by an Initial Purchaser to U.S. residents.

            (r)      Transfer Taxes. There are no transfer taxes or similar fees or charges under Canadian or U.S. federal law or the laws of any province or any political subdivision of Canada required to be paid in connection with the execution, delivery and performance of the Transaction Documents, the creation, issuance, sale and delivery to the Initial Purchasers of the Securities or the resale of any Securities by an Initial Purchaser to U.S. residents.

            (s)      No Withholding Tax. Subject to the conditions, qualifications and exclusions set out in the Preliminary Offering Memorandum under the heading “Certain Canadian federal income tax considerations,” all interest, principal, premium, if any, additional amounts, if any, and other payments to be made by the Company under the Transaction Documents, will not, as of the Closing Date, be subject to withholding, duties, levies, charges or other deductions under the Income Tax Act (Canada) or under the laws and regulations of Ontario or British Columbia.

            (t)      Legal Proceedings. Except as described in each of the Time of Sale Information and the Offering Memorandum, there are no legal, governmental or regulatory investigations, actions, demands, claims (including cease and desist letters or invitations to take a patent license), suits, arbitrations, inquiries or proceedings (“Actions”) pending to which the Company or any of its subsidiaries is or may be a party or to which any property, right or asset of the Company or any of its subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, could reasonably be expected to have a Material Adverse Effect; and, to the best knowledge of the Company, no such Actions are threatened or contemplated by any governmental or regulatory authority or by others.

            (u)      Independent Accountants. PricewaterhouseCoopers LLP, who have certified certain financial statements of the Company and its subsidiaries are independent with respect to the Company and its subsidiaries within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and Canadian Securities Laws. Ernst & Young LLP, who have audited certain financial statements of CGA Mining Limited and its subsidiaries are independent with respect to CGA Mining Limited and its subsidiaries within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and Canadian Securities Laws. There has not been any “reportable event” (within the meaning of National Instrument 51-102— Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”)) between the Company and its current and previous auditors or between CGA Mining Limited and Ernst & Young LLP. There has never been any reportable disagreement (within the meaning of NI 51-102) with the Company’s current or previous auditors.

            (v)      Mineral Information. The information set forth in the Time of Sale Information and the Offering Memorandum relating to the estimates by the Company of the mineral reserves and resources (collectively, the “Mineral Report”) at the Company’s properties (i) has been reviewed and verified by qualified persons (as defined in National Instrument 43-101— Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”)) employed by the Company or a subsidiary of the Company or by qualified persons that are independent of the Company (any such person, a “Mineral Consultant”) where required by NI 43-101 as disclosed in the Time of Sale Information and the Offering Memorandum, (ii) has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and (iii) fairly reflects, in all material respects, the estimated proven and probable mineral reserves and estimated measured, indicated and inferred mineral resources (as such terms are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended) of the Company and its subsidiaries, as applicable, at the dates indicated therein. The method of estimating such mineral reserves and resources has been in accordance with sound mining, engineering, geosciences and other applicable industry standards and practices, including the standards and guidelines established by the CIM, and in accordance with all applicable laws, including NI 43-101, and has been verified by qualified persons using accepted guidelines and practices, and the information upon which the estimates of reserves and resources was based at the time of delivery thereof, was complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof, except as disclosed in the Time of Sale Information and the Offering Memorandum. The Company has duly filed with the applicable Canadian securities commissions in compliance with applicable Canadian Securities Laws all technical reports required to be filed under NI 43-101 and all such reports comply in all material respects with the requirements thereof; prior to the issuance of such technical reports, the Company made available all information requested by the authors of such reports and such information did not contain any misrepresentation at its date.

            (w)      Independent Consultants. To the best knowledge of the Company, each of the persons listed in Schedule 3 that has served as a qualified person with respect to the Company’s mines is independent within the meaning of NI 43-101.

            (x)      Real and Personal Property. Except as set forth in the Time of Sale Information and the Offering Memorandum, the Company and its subsidiaries are the legal and beneficial owners of and have good, valid and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real and personal property, including all interests in mining claims, concessions, mining leases, leases of occupation, exploitation or extraction rights, participating interests or other property, interests or rights or similar rights (“Mining Claims”) and all licenses, sub-licenses, certificates, permits, claims and instruments, that are material to the respective businesses of the Company and its subsidiaries as currently conducted, in each case free and clear of all liens, encumbrances, charges, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries, (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or (iii) that secure the Credit Facility, the Masbate Facility or any equipment financing of the Company. There are no expropriations or similar proceedings or any challenges to title or ownership, actual or threatened, of which the Company or its subsidiaries has received notice against the Mining Claims or any part thereof and no such expropriations, proceedings or challenges are, to the best knowledge of the Company, contemplated. Except as may be required by law, there are no restrictions on the ability of the Company or any of its subsidiaries to use, transfer or otherwise exploit any of their respective personal or real property rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, neither the Company nor its subsidiaries have granted any other person any right to acquire the Mining Claims or any portion of the Mining Claims other than as described in the Time of Sale Information and the Offering Memorandum. Except as set forth in the Time of Sale Information and the Offering Memorandum, neither the Company nor any of its subsidiaries has any responsibility or obligation to pay any commission, royalty or similar payment, whether registered or unregistered, to any person with respect to its property rights relating to the material assets of the Company and its subsidiaries.

            (y)      Intellectual Property. (i) The Company and its subsidiaries own or have the right to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations and applications for registration, service mark registrations and applications for registration, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, software, systems, procedures, proprietary or confidential information and all other worldwide intellectual property, industrial property and proprietary rights (collectively, “Intellectual Property”) used in the conduct of their respective businesses, and all such registered Intellectual Property is valid, subsisting, unexpired and enforceable; (ii) the Company and its subsidiaries’ conduct of their respective businesses does not infringe, misappropriate or otherwise violate any Intellectual Property of any person; (iii) the Company and its subsidiaries have not received any written notice of any claim relating to Intellectual Property; and (iv) to the knowledge of the Company, the Intellectual Property of the Company and its subsidiaries is not being infringed, misappropriated or otherwise violated by any person.

            (z)      No Undisclosed Relationships. No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries, on the one hand, and the directors, officers, shareholders or other affiliates of the Company or any of its subsidiaries, on the other, that would be required under Item 404 of Regulation S-K to be described in a registration statement on Form S-1 to be filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) or that would be required to be disclosed in a prospectus filed pursuant to Canadian Securities Laws and that is not so described in each of the Time of Sale Information and the Offering Memorandum, it being understood that director or employee compensation and indemnification arrangements shall not be considered a relationship for the purposes of this paragraph.

            (aa)   Investment Company Act. The Company is not, and after giving effect to the offering and sale of the Securities and the application of the proceeds thereof as described in each of the Time of Sale Information and the Offering Memorandum, will not be, an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder.

            (bb)   Taxes. The Company and its Subsidiaries have timely paid all Canadian federal, provincial, municipal, local and non-Canadian taxes and other assessments of a similar nature required to be paid whether imposed directly or through withholding and whether or not such taxes are shown on a tax return (including any interest, additions to tax or penalties) and have timely filed all tax returns required to be filed in any jurisdiction through the date hereof, which tax returns are correct and complete in all material respects; and except as otherwise disclosed in each of the Time of Sale Information and the Offering Memorandum, there is no tax deficiency that has been, or could reasonably be expected to be, asserted against the Company or any of its subsidiaries or any of their respective properties or assets.

            (cc)   Licenses and Permits. Except as set forth in the Time of Sale Information and the Offering Memorandum, the Company and its subsidiaries are the registered owners of and possess, in good standing without default, all licenses, sub-licenses, certificates, rights (including, without limitation, surface rights, access rights and water rights), permits, concessions, instruments and other authorizations or approvals issued by, and have made all declarations and filings with, the appropriate Canadian or U.S. federal, provincial, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in each of the Time of Sale Information and the Offering Memorandum, including for the exploration, exploitation, extraction, removal, processing and refinery or minerals (collectively, “Permits”), except where the failure to possess, maintain in good standing or make the same would not, individually or in the aggregate, have a Material Adverse Effect; and except as described in each of the Time of Sale Information and the Offering Memorandum, neither the Company nor any of its subsidiaries has received notice of any revocation, cancellation or modification of, or intention to revoke, cancel or modify, any such Permit or has any reason to believe that any such Permit will not be renewed in the ordinary course, except as would not have a Material Adverse Effect.

            (dd)   No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company, is contemplated or threatened and the Company is not aware of any existing or imminent labor disturbance by, or dispute with, the employees of any of the Company’s or any of the Company’s subsidiaries’ principal suppliers, contractors or customers, except as would not have a Material Adverse Effect. Neither the Company nor any of its subsidiaries has received any notice of cancellation or termination with respect to any collective bargaining agreement to which it is a party.

            (ee)   Compliance with Mining Laws. (i) Except as set forth in the Time of Sale Information and the Offering Memorandum, the Company and its subsidiaries (x) are, and at all prior times were, in compliance with any and all applicable Canadian or U.S. federal, provincial, first nations, aboriginal, tribal, state, municipal, local and foreign laws, rules, regulations, ordinances, codes, requirements, decisions and orders relating to exploration, mining and related activities (collectively, “Mining Laws”), (y) have received and are in compliance with all Permits required of them under applicable Mining Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Mining Laws and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) there are no costs or liabilities associated with Mining Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required Permits, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) except as described in each of the Time of Sale Information and the Offering Memorandum, (x) there are no proceedings, including but not limited to orders, rights, directives, units or judgments, that are pending, or that are known to be contemplated, against the Company or any of its subsidiaries under any Mining Laws in which a governmental entity is also a party, except as would not have, individually or in the aggregate, a Material Adverse Effect, and (y) the Company and its subsidiaries are not aware of any non-compliance or potential non-compliance with Mining Laws, or liabilities or other obligations under Mining Laws, that could reasonably be expected to have a Material Adverse Effect.

            (ff)   Compliance With Environmental Laws. Except as set forth in the Time of Sale Information and the Offering Memorandum, (i) the Company and its subsidiaries (x) are, and, to the best knowledge of the Company, at all prior times were, in compliance with any and all applicable Canadian or U.S. federal, provincial, state, local and foreign laws, rules, regulations, ordinances, codes, requirements, decisions and orders relating to the protection of human health or safety, the environment, natural resources, hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”), (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (z) have not received notice of any actual or potential liability under or relating to any Environmental Laws, including for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, and have no knowledge of any event or condition that would reasonably be expected to result in any such notice, and (ii) there are no costs or liabilities associated with Environmental Laws of or relating to the Company or its subsidiaries, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability, as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) except as described in each of the Time of Sale Information and the Offering Memorandum, (x) there are no proceedings that are pending, or that are known to be contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a governmental entity is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of $100,000 or more will be imposed, (y) the Company and its subsidiaries are not aware of any issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that could reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its subsidiaries, and (z) none of the Company and its subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

            (gg)   Compliance with ERISA. (i) Each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), for which the Company or any member of its “Controlled Group” (defined as any organization which is a member of a controlled group of corporations within the meaning of Section 414 of the Code) would have any liability (each, a “Plan”) has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Code; (ii) no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Plan excluding transactions effected pursuant to a statutory or administrative exemption; (iii) no Plan is a defined benefit pension plan subject to the funding rules of Section 412 of the Code or Section 302 of ERISA; (iv) no “reportable event” (within the meaning of Section 4043(c) of ERISA) has occurred or is reasonably expected to occur; (v) each Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification and (vi) neither the Company nor any member of the Controlled Group has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than contributions to the Plan or premiums to the Pension Benefit Guarantee Corporation, in the ordinary course and without default) in respect of a Plan (including a “multiemployer plan”, within the meaning of Section 4001(a)(3) of ERISA), except in each case with respect to the events or conditions set forth in (i) through (vi) hereof, as would not, individually or in the aggregate, have a Material Adverse Effect.

            (hh)   Canadian Accounting and Disclosure Controls. The Company is in material compliance with the requirements, including the filing and certification requirements, of, and has established and maintained disclosure controls and procedures and internal control over financial reporting as those terms are defined in, National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators. Such disclosure controls and procedures have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (including, for greater certainty, IFRS following December 31, 2010). The Company maintains a system of disclosure controls and procedures that is designed to provide reasonable assurance that information required to be disclosed by the Company under applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified under such laws and that information required to be disclosed by the Company under such laws is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and such disclosure controls and procedures are effective. The Company is not aware of any material weaknesses in such internal control over financial reporting.

            (ii)   United States Accounting Controls. The Company and its subsidiaries maintain systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including, but not limited to internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in each of the Time of Sale Information and the Offering Memorandum, there are no material weaknesses or significant deficiencies in the Company’s internal controls.

            (jj)   Mining Controls. The Company and its subsidiaries apply a quality assurance program and quality control measures (collectively, the “QA/QC”) to provide reasonable assurance regarding the precision and accuracy of its assay data. The Company is not aware of any material weaknesses in the QA/QC and maintains security measures that are designed to provide reasonable assurance in the Company’s and its subsidiaries’ sample preparation, sample dispatches, sample security, sample splitting and reduction, data verification, and testing, assaying and analytical procedures.

          (kk)   Insurance. The Company and its subsidiaries have insurance covering their respective properties, operations, personnel and businesses, customary for a mining company of its size; and neither the Company nor any of its subsidiaries has (i) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (ii) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

            (ll)   No Unlawful Payments. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, the Bribery Act 2010 of the United Kingdom, the Corruption of Foreign Public Officials Act (Canada) or any similar such law or regulation effective under Canadian law or any other law, rule or regulation of similar purpose and scope (collectively, “Anti-Corruption Laws”); or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment. The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company, its subsidiaries and any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its subsidiaries with Anti-Corruption Laws.

            (mm)   Compliance with Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

           (nn)   No Conflicts with Sanctions Laws. None of the Company, any of its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries is currently the subject or the target of any sanctions administered or enforced by the U.S. Government, (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury), the United Nations Security Council, the European Union, Her Majesty’s Treasury), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of its subsidiaries located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the offering of the Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund any activities of or business with any person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or (ii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as initial purchaser, advisor, investor or otherwise) of Sanctions.

            (oo)   Solvency. On and immediately after the Closing Date, the Company, on a consolidated basis (after giving effect to the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) and the other transactions related thereto as described in each of the Time of Sale Information and the Offering Memorandum) will be Solvent. As used in this paragraph, the term “Solvent” means, with respect to a particular date and entity, that on such date (i) the present fair market value (and present fair saleable value) of the assets of the Company, on a consolidated basis, is not less than the total amount required to pay the probable liability of the Company, on a consolidated basis, of its total existing debts and liabilities (including contingent liabilities) as they become absolute and matured; (ii) the Company, on a consolidated basis, is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and commitments as they mature and become due in the normal course of business; (iii) assuming consummation of the issuance and sale of the Securities (including the issuance of the Underlying Securities upon conversion thereof) as contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum, the Company, on a consolidated basis, does not have, intend to incur or believe that it will incur debts or liabilities beyond its ability to pay as such debts and liabilities mature; (iv) the Company, on a consolidated basis, is not engaged in any business or transaction, and does not propose to engage in any business or transaction, for which its property would constitute unreasonably small capital; and (v) the Company, on a consolidated basis, is not a defendant in any civil action that could reasonably be expected to result in a judgment that the Company, on a consolidated basis, is or would become unable to satisfy.

            (pp)   No Restrictions on Subsidiaries. No subsidiary of the Company is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company, from making any other distribution on such subsidiary’s capital stock or similar ownership interest, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company, except for any such restrictions (a) contained in the Credit Facility or the Masbate Facility on the Closing Date as described in each of the Time of Sale Information and the Offering Memorandum or (b) that will be permitted by the Indenture.

           (qq)   No Broker's Fees. Neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against any of them or any Initial Purchaser for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Securities.

            (rr)   Rule 144A Eligibility. On the Closing Date, the Securities will not be of the same class as securities listed on a national securities exchange registered under Section 6 of the Exchange Act or quoted in an automated inter-dealer quotation system; and each of the Preliminary Offering Memorandum and the Offering Memorandum, as of its respective date, contains or will contain all the information that, if requested by a prospective purchaser of the Securities, would be required to be provided to such prospective purchaser pursuant to Rule 144A(d)(4) under the Securities Act.

            (ss)  No Integration. Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act or the qualification of the Securities by the filing of a prospectus under Canadian Securities Laws applicable in any Canadian Jurisdiction.

            (tt)   No General Solicitation or Directed Selling Efforts. None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no representation is made) has (i) solicited offers for, or offered or sold, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act, (ii) engaged in any directed selling efforts within the meaning of Regulation S under the Securities Act (“Regulation S”), and all such persons have complied with the offering restrictions requirement of Regulation S, or (iii) directly or indirectly made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the distribution of the Securities in any of the Canadian Jurisdictions to be qualified by a prospectus or otherwise under Canadian Securities Laws applicable in such province.

            (uu)   Securities Law Exemptions. Assuming the accuracy of the representations and warranties of the Initial Purchasers contained in Section 1(b) (including Annex C hereto) and their compliance with their agreements set forth therein, it is not necessary, in connection with the issuance and sale of the Securities to the Initial Purchasers and the offer, resale and delivery of the Securities by the Initial Purchasers in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum, to register the Securities under the Securities Act or to qualify the Securities by prospectus or otherwise under the Canadian Securities Laws applicable in any Canadian Jurisdiction or to qualify the Indenture under the Trust Indenture Act of 1939 or to comply with the trust indenture provisions of the Business Corporations Act (British Columbia).

            (vv)   No Stabilization. The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities.

            (ww)   Margin Rules. Neither the issuance, sale and delivery of the Securities nor the application of the proceeds thereof by the Company as described in each of the Time of Sale Information and the Offering Memorandum will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

            (xx)   Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act or as defined under the Canadian Securities Laws, as applicable) included in any of the Time of Sale Information or the Offering Memorandum has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

            (yy)   Industry Statistical and Market Data. Nothing has come to the attention of the Company that has caused the Company to believe that the industry statistical and market-related data included in each of the Time of Sale Information and the Offering Memorandum is not based on or derived from sources that are reliable and accurate in all material respects.

            (zz)   Canadian Reporting Issuer. The Company is a “reporting issuer” (or equivalent) in all of the provinces in Canada under Canadian Securities Laws, has filed pursuant to such laws all documents required to be filed by it and is either listed on the list of reporting issuers as not being in default or not on the list of defaulting reporting issuers maintained by the applicable securities regulatory authority in each such Canadian jurisdictions, as the case may be.

            (aaa)   Power to Submit. Pursuant to this Agreement and each other Transaction Document governed by New York law, the Company has, or at the Closing Date will have, validly and irrevocably submitted to the jurisdiction of any federal or state court in the State of New York with respect to this Agreement and such Transaction Documents; and the Company has the power to designate, appoint and empower, and pursuant to this Agreement and each other Transaction Document governed by New York law, has, or at the Closing Date will have, validly and irrevocably designated, appointed and empowered, an agent for service of process in any suit or proceeding based on or arising under this Agreement and each such Transaction Document in any federal or state court in the State of New York, as provided herein and in such Transaction Documents.

            4.        Further Agreements of the Company. The Company covenants and agrees with each Initial Purchaser that:

            (a)      Delivery of Copies. The Company will deliver, without charge, to the Initial Purchasers as many copies of the Preliminary Offering Memorandum, any other Time of Sale Information, any Issuer Written Communication and the Offering Memorandum (including all amendments and supplements thereto) as the Representatives may reasonably request.

            (b)      Offering Memorandum, Amendments or Supplements. Before finalizing the Offering Memorandum or making or distributing any amendment or supplement to any of the Time of Sale Information or the Offering Memorandum, the Company will furnish to the Representatives and counsel for the Initial Purchasers a copy of the proposed Offering Memorandum or such amendment or supplement for review, and will not distribute any such proposed Offering Memorandum or such amendment or supplement to which the Representatives reasonably object.

            (c)      Additional Written Communications. Before making, preparing, using, authorizing, approving or referring to any Issuer Written Communication, the Company will furnish to the Representatives and counsel for the Initial Purchasers a copy of such written communication for review and will not make, prepare, use, authorize, approve or refer to any such written communication to which the Representatives reasonably object.

            (d)      Notice to the Representatives. The Company will advise the Representatives promptly, and confirm such advice in writing, (i) of the issuance by any governmental or regulatory authority of any order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or the initiation or threatening of any proceeding for that purpose; (ii) of the occurrence of any event at any time prior to the completion of the initial offering of the Securities as a result of which any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when such Time of Sale Information, Issuer Written Communication or the Offering Memorandum is delivered to a purchaser, not misleading; and (iii) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and the Company will use its reasonable best efforts to prevent the issuance of any such order preventing or suspending the use of any of the Time of Sale Information, any Issuer Written Communication or the Offering Memorandum or suspending any such qualification of the Securities and, if any such order is issued, will obtain as soon as possible the withdrawal thereof.

           (e)      Time of Sale Information. If at any time prior to the completion of the initial offering of the Securities (i) any event shall occur or condition shall exist as a result of which any of the Time of Sale Information as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (ii) it is necessary to amend or supplement any of the Time of Sale Information to comply with law (including, without limitation, Canadian Securities Laws), the Company will immediately notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to any of the Time of Sale Information as may be necessary so that the statements in any of the Time of Sale Information as so amended or supplemented will not, in light of the circumstances under which they were made, be misleading or so that any of the Time of Sale Information will comply with law (including, without limitation, Canadian Securities Laws).

            (f)      Ongoing Compliance of the Offering Memorandum. If at any time prior to the completion of the initial offering of the Securities (i) any event shall occur or condition shall exist as a result of which the Offering Memorandum as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, not misleading or (ii) it is necessary to amend or supplement the Offering Memorandum to comply with law (including, without limitation, Canadian Securities Laws), the Company will immediately notify the Initial Purchasers thereof and forthwith prepare and, subject to paragraph (b) above, furnish to the Initial Purchasers such amendments or supplements to the Offering Memorandum as may be necessary so that the statements in the Offering Memorandum as so amended or supplemented will not, in the light of the circumstances existing when the Offering Memorandum is delivered to a purchaser, be misleading or so that the Offering Memorandum will comply with law (including, without limitation, Canadian Securities Laws).

            (g)      Blue Sky Compliance. The Company will qualify the Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Representatives shall reasonably request and will continue such qualifications in effect so long as required for the offering and resale of the Securities; provided that the Company shall not be required to (i) qualify as a foreign corporation or other entity or as a dealer in securities in any such jurisdiction where it would not otherwise be required to so qualify, (ii) file any general consent to service of process in any such jurisdiction or (iii) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.

            (h)      Clear Market. For a period of 90 days after the date of the offering of the Securities, the Company will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, without the prior written consent of the Representatives, other than the Securities to be sold hereunder and any Common Shares of the Company issued upon the exercise of options granted under existing employee stock option plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by this Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

            (i)      Underlying Securities. The Company will reserve and keep available at all times, free of pre-emptive rights, Common Shares for the purposes of enabling the Company to satisfy all obligations to issue the Underlying Securities upon conversion of the Securities. The Company will use its best efforts to cause the Underlying Securities to be listed on the Toronto Stock Exchange and the NYSE MKT (collectively, the “Exchanges”).

            (j)      Use of Proceeds. The Company will apply the net proceeds from the sale of the Securities as described in each of the Time of Sale Information and the Offering Memorandum under the heading "Use of proceeds".

            (k)      Supplying Information. While the Securities remain outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which the Company is not subject to and in compliance with Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, furnish to holders of the Securities and prospective purchasers of the Securities designated by such holders, upon the request of such holders or such prospective purchasers, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

            (l)      DTC. The Company will assist the Initial Purchasers of the Securities to be eligible for clearance and settlement through DTC.

            (m)      No Resales by the Company. The Company will not, and will not permit any of its affiliates (as defined in Rule 144 under the Securities Act) to, resell any of the Securities that have been acquired by any of them, except for Securities purchased by the Company or any of its affiliates and resold in a transaction registered under the Securities Act.

            (n)      No Integration. Neither the Company nor any of its affiliates (as defined in Rule 501(b) of Regulation D) will, directly or through any agent, sell, offer for sale, solicit offers to buy or otherwise negotiate in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Securities in a manner that would require registration of the Securities under the Securities Act or the qualification of the Securities by the filing of a prospectus or otherwise under Canadian Securities Laws.

            (o)      No General Solicitation or Directed Selling Efforts. None of the Company or any of its affiliates or any other person acting on its or their behalf (other than the Initial Purchasers, as to which no covenant is given) will (i) solicit offers for, or offer or sell, the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502(c) of Regulation D or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act or (ii) engage in any directed selling efforts within the meaning of Regulation S, and all such persons will comply with the offering restrictions requirement of Regulation S.

            (p)      No Stabilization. The Company will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Securities and will not take any action prohibited by Regulation M under the Exchange Act in connection with the distribution of the Securities contemplated thereby.

            (q)      Reporting Requirements. After the Closing Date, the Company will file or furnish all documents required to be filed or furnished to Canadian securities regulatory authorities in connection with the issuance and sale of the Securities and the consummation of the transactions contemplated by the Transaction Documents in accordance with applicable Canadian Securities Laws, including, without limitation, any Form 45-106F1 or Form 45-106F6 prescribed by NI 45-106, as applicable.

            5.        Certain Agreements of the Initial Purchasers.

            (a)      Each Initial Purchaser hereby represents and agrees that it has not and will not use, authorize use of, refer to, or participate in the planning for use of, any written communication that constitutes an offer to sell or the solicitation of an offer to buy the Securities other than (i) the Preliminary Offering Memorandum and the Offering Memorandum, (ii) any written communication that contains either (a) no “issuer information” (as defined in Rule 433(h)(2) under the Securities Act) or (b) “issuer information” that was included in the Time of Sale Information or the Offering Memorandum, (iii) any written communication listed on Annex A or prepared pursuant to Section 4(c) above (including any electronic road show), (iv) any written communication prepared by such Initial Purchaser and approved by the Company in advance in writing or (v) any written communication relating to or that contains the terms of the Securities and/or other information that was included in the Time of Sale Information or the Offering Memorandum.

            (b)      Each Initial Purchaser agrees that it will use commercially reasonable efforts to timely provide to the Company, with respect to each person to whom such Initial Purchaser sells Securities in connection with the initial resale of the Securities, the following information: such person’s name, residential address, telephone number, the amount of Securities purchased, the purchase price and the settlement date.

            6.        Conditions of Initial Purchasers' Obligations. The obligation of each Initial Purchaser to purchase the Underwritten Securities on the Closing Date or the Option Securities on the Additional Closing Date, as the case may be, as provided herein is subject to the performance by the Company of its covenants and other obligations hereunder and to the following additional conditions:

            (a)      Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct on the date hereof and on and as of the Closing Date or the Additional Closing Date, as the case may be; and the statements of the Company and its officers made in any certificates delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date or the Additional Closing Date, as the case may be.

            (b)      No Downgrade. Subsequent to the earlier of (A) the Time of Sale and (B) the execution and delivery of this Agreement, (i) no downgrading shall have occurred in the rating accorded the Securities or any other debt securities or preferred shares issued or guaranteed by the Company or any of its subsidiaries by any “nationally recognized statistical rating organization”, as such term is defined under Section 3(a)(62) under the Exchange Act or by any “designated rating organization,” as such term is defined in National Instrument 25-101— Designated Rating Organizations of the Canadian Securities Administrators; and (ii) no such organization shall have publicly announced that it has under surveillance or review, or has changed its outlook with respect to, its rating of the Securities or of any other debt securities or preferred shares issued or guaranteed by the Company or any of its subsidiaries (other than an announcement with positive implications of a possible upgrading).

            (c)      No Material Adverse Change. No event or condition of a type described in Section 3(d) hereof shall have occurred or shall exist, which event or condition is not described in each of the Time of Sale Information (excluding any amendment or supplement thereto) and the Offering Memorandum (excluding any amendment or supplement thereto) the effect of which in the judgment of the Representatives make it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.

            (d)      Officer's Certificate. The Representatives shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, a certificate of an executive officer of the Company who has specific knowledge of the Company’s financial matters and is satisfactory to the Representatives (i) confirming that such officer has carefully reviewed the Time of Sale Information and the Offering Memorandum and, to the best knowledge of such officer, the representations set forth in Sections 3(a) and 3(b) hereof are true and correct, (ii) confirming that the other representations and warranties of the Company in this Agreement are true and correct and that the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date or the Additional Closing Date, as the case may be, and (iii) to the effect set forth in paragraphs (b) and (c) above.

            (e)      Comfort Letters and CFO Certificate. (i) On the date of this Agreement and on the Closing Date or the Additional Closing Date, as the case may be, PricewaterhouseCoopers LLP shall have furnished to the Representatives, at the request of the Company, letters, dated the respective dates of delivery thereof and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in each of the Time of Sale Information and the Offering Memorandum; provided that the letter delivered on the Closing Date or the Additional Closing Date, as the case may be, shall use a "cut-off" date no more than three business days prior to the Closing Date or the Additional Closing Date, as the case may be.

(ii)        on the date of this Agreement and on the Closing Date or the Additional Closing Date, as the case may be, Ernst & Young LLP shall have furnished to the Representatives, at the request of the Company, letters, dated the date of delivery thereof and addressed to the Initial Purchasers in form and substance reasonably satisfactory to the Representatives, containing statements and information of the type customarily included in accountants’ “comfort letters” to underwriters or other form of assurance acceptable to the Representatives with respect to the financial statements and certain financial information of CGA Mining Limited contained in the Time of Sale Information and the Offering Memorandum; provided that the letter delivered on the Closing Date or the Additional Closing Date, as the case may be, shall use a "cut-off" date no more than three business days prior to the Closing Date or the Additional Closing Date, as the case may be.

(iii)        the Company shall have furnished to the Representatives a certificate, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, of its chief financial officer with respect to certain financial data contained in the Time of Sale Information and the Offering Memorandum, providing “management comfort” with respect to such information, in form and substance reasonably satisfactory to the Representatives.

            (f)      Letter of the Mineral Consultants. On the Closing Date or the Additional Closing Date, as the case may be, each of the Mineral Consultants listed on Schedule 3 shall have furnished to the Representatives, at the request of the Company, letters dated the date of delivery thereof and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representatives, confirming the conclusions of the relevant Mineral Report and containing statements and information of the type customarily included in comfort letters of experts to initial purchasers or underwriters in similar transactions with respect to certain mineral information contained in each of the Time of Sale Information and the Offering Memorandum.

            (g)      Opinion and 10b-5 Statement of U.S. Counsel for the Company. Dorsey & Whitney LLP, U.S. counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion and 10b-5 statement, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex D hereto.

            (h)     Opinion of Canadian Counsel for the Company. Lawson Lundell LLP, Canadian counsel for the Company, shall have furnished to the Representatives, at the request of the Company, their written opinion, dated the Closing Date or the Additional Closing Date, as the case may be, and addressed to the Initial Purchasers, in form and substance reasonably satisfactory to the Representatives, to the effect set forth in Annex E hereto.

            (i)      Opinion and 10b-5 Statement of U.S. Counsel for the Initial Purchasers.The Representatives shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, an opinion and 10b-5 statement, addressed to the Initial Purchasers, of Simpson Thacher & Bartlett LLP, U.S. counsel for the Initial Purchasers, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

            (j)      Opinion of Canadian Counsel for the Initial Purchasers. The Representatives shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, an opinion, addressed to the Initial Purchasers, of Blake, Cassels & Graydon LLP, Canadian counsel for the Initial Purchasers, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.

            (k)      No Legal Impediment to Issuance. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any Canadian or U.S. federal, state, provincial, municipal or foreign governmental or regulatory authority that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the issuance or sale of the Securities; and no injunction or order of any Canadian or U.S. federal, state, provincial, municipal or foreign court shall have been issued that would, as of the Closing Date or the Additional Closing Date, as the case may be, prevent the issuance or sale of the Securities.

            (l)      Good Standing. The Representatives shall have received on and as of the Closing Date or the Additional Closing Date, as the case may be, satisfactory evidence of the good standing (or similar status, to the extent applicable) of the Company in its jurisdiction of organization and its good standing (or similar status) in such other jurisdictions as the Representatives may reasonably request, in each case in writing or any standard form of telecommunication from the appropriate governmental authorities of such jurisdictions.

            (m)      Non-Defaulting Reporting Issuer List. The Representatives shall have received copies of the electronic lists maintained by the securities commission in each of British Columbia, Alberta, Manitoba, Ontario and Quebec, to the extent available, confirming that the Company is not noted as being in default.

            (n)      DTC. The Securities shall be eligible for clearance and settlement through DTC.

            (o)      Indenture and Securities. The Indenture shall have been duly executed and delivered by a duly authorized officer of the Company and the Trustee, and the Securities shall have been duly executed and delivered by a duly authorized officer of the Company and duly authenticated by the Trustee.

            (p)      Exchange Listing. An application for the listing of the Underlying Securities shall have been submitted to, and approved by, each of the Exchanges.

            (q)      Lock-up Agreements. The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you and certain shareholders, officers and directors of the Company relating to sales and certain other dispositions of Common Shares or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date or the Additional Closing Date, as the case may be.

            (r)      Additional Documents. On or prior to the Closing Date or the Additional Closing Date, as the case may be, the Company shall have furnished to the Representatives such further certificates and documents as the Representatives may reasonably request.

            All opinions, letters, certificates and evidence mentioned above or elsewhere in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in form and substance reasonably satisfactory to counsel for the Initial Purchasers.

            7.        Indemnification and Contribution.

            (a)      Indemnification of the Initial Purchasers. The Company agrees to indemnify and hold harmless each Initial Purchaser, its affiliates, directors and officers and each person, if any, who controls such Initial Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication, any road show as defined in Rule 433(b) under the Securities Act (a “road show”) or the Offering Memorandum (or any amendment or supplement thereto) or any omission or alleged omission to state therein a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to any Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representatives expressly for use therein, it being understood and agreed that the only information furnished by an Initial Purchaser consists of the Initial Purchasers’ Information (as defined below).

            (b)      Indemnification of the Company. Each Initial Purchaser agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information relating to such Initial Purchaser furnished to the Company in writing by such Initial Purchaser through the Representatives expressly for use in the Preliminary Offering Memorandum, any of the other Time of Sale Information, any Issuer Written Communication, any road show or the Offering Memorandum (or any amendment or supplement thereto), it being understood and agreed that the only such information consists of the following paragraphs in the Preliminary Offering Memorandum and the Offering Memorandum: (i) the third paragraph under the heading “Plan of distribution” concerning the resale of the Securities, (ii) the tenth paragraph under the heading “Plan of distribution” concerning any market-making activities by the Initial Purchasers and (iii) the eleventh paragraph under the heading “Plan of distribution” concerning the stabilization of market price of the Securities (such information collectively, the “Initial Purchasers’ Information”).

            (c)      Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under paragraph (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under paragraph (a) or (b) above. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 7 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for any Initial Purchaser, its affiliates, directors and officers and any control persons of such Initial Purchaser shall be designated in writing by the Representatives and any such separate firm for the Company, its directors and officers and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

            (d)      Contribution. If the indemnification provided for in paragraph (a) or (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Initial Purchasers on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the Initial Purchasers on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Initial Purchasers on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Securities and the total discounts and commissions received by the Initial Purchasers in connection therewith, as provided in this Agreement, bear to the aggregate offering price of the Securities. The relative fault of the Company on the one hand and the Initial Purchasers on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Initial Purchasers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

            (e)      Limitation on Liability. The Company and the Initial Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Initial Purchasers were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall an Initial Purchaser be required to contribute any amount in excess of the amount by which the total discounts and commissions received by such Initial Purchaser with respect to the offering of the Securities exceeds the amount of any damages that such Initial Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Initial Purchasers' obligations to contribute pursuant to this Section 7 are several in proportion to their respective purchase obligations hereunder and not joint.

            (f)      Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

            8.        Termination. This Agreement may be terminated in the absolute discretion of the Representatives, by notice to the Company, if after the execution and delivery of this Agreement and on or prior to the Closing Date or, in the case of the Option Securities, prior to the Additional Closing Date (i) trading generally shall have been suspended or materially limited on the Toronto Stock Exchange, the New York Stock Exchange or the over-the-counter market; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by Canadian or U.S. federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis, either within or outside the United States or Canada, that, in the judgment of the Representatives, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Securities on the Closing Date or the Additional Closing Date, as the case may be, on the terms and in the manner contemplated by this Agreement, the Time of Sale Information and the Offering Memorandum.

            9.        Defaulting Initial Purchaser.

            (a)      If, on the Closing Date or the Additional Closing Date, as the case may be, any Initial Purchaser defaults on its obligation to purchase the Securities that it has agreed to purchase hereunder on such date, the non-defaulting Initial Purchasers may in their discretion arrange for the purchase of such Securities by other persons satisfactory to the Company on the terms contained in this Agreement. If, within 36 hours after any such default by any Initial Purchaser, the non-defaulting Initial Purchasers do not arrange for the purchase of such Securities, then the Company shall be entitled to a further period of 36 hours within which to procure other persons satisfactory to the non-defaulting Initial Purchasers to purchase such Securities on such terms. If other persons become obligated or agree to purchase the Securities of a defaulting Initial Purchaser, either the non-defaulting Initial Purchasers or the Company may postpone the Closing Date or the Additional Closing Date, as the case may be, for up to five full business days in order to effect any changes that in the opinion of counsel for the Company or counsel for the Initial Purchasers may be necessary in the Time of Sale Information, the Offering Memorandum or in any other document or arrangement, and the Company agrees to promptly prepare any amendment or supplement to the Time of Sale Information or the Offering Memorandum that effects any such changes. As used in this Agreement, the term “Initial Purchaser” includes, for all purposes of this Agreement unless the context otherwise requires, any person not listed in Schedule 1 hereto that, pursuant to this Section 9, purchases Securities that a defaulting Initial Purchaser agreed but failed to purchase.

            (b)      If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased on the Closing Date or the Additional Closing Date, as the case may be, does not exceed one-eleventh of the aggregate principal amount of all the Securities to be purchased on such date, then the Company shall have the right to require each non-defaulting Initial Purchaser to purchase the principal amount of Securities that such Initial Purchaser agreed to purchase hereunder on such date plus such Initial Purchaser's pro rata share (based on the principal amount of Securities that such Initial Purchaser agreed to purchase hereunder on such date) of the Securities of such defaulting Initial Purchaser or Initial Purchasers for which such arrangements have not been made.

            (c)      If, after giving effect to any arrangements for the purchase of the Securities of a defaulting Initial Purchaser or Initial Purchasers by the non-defaulting Initial Purchasers and the Company as provided in paragraph (a) above, the aggregate principal amount of such Securities that remains unpurchased on the Closing Date or the Additional Closing Date, as the case may be, exceeds one-eleventh of the aggregate principal amount of all the Securities to be purchased on such date, or if the Company shall not exercise the right described in paragraph (b) above, then this Agreement or, with respect to any Additional Closing Date, the obligation of the Initial Purchasers to purchase Securities on the Additional Closing Date, as the case may be, shall terminate without liability on the part of the non-defaulting Initial Purchasers. Any termination of this Agreement pursuant to this Section 9 shall be without liability on the part of the Company, except that the Company will continue to be liable for the payment of expenses as set forth in Section 10 hereof and except that the provisions of Section 7 hereof shall not terminate and shall remain in effect.

            (d)      Nothing contained herein shall relieve a defaulting Initial Purchaser of any liability it may have to the Company or any non-defaulting Initial Purchaser for damages caused by its default.

            10.      Payment of Expenses.

            (a)      Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all costs and expenses incident to the performance of its obligations hereunder, including without limitation, (i) the costs incident to the authorization, issuance, sale, preparation and delivery of the Securities and any taxes payable in that connection; (ii) the costs incident to the preparation and printing of the Preliminary Offering Memorandum, any other Time of Sale Information, any Issuer Written Communication and the Offering Memorandum (including any amendment or supplement thereto) and the distribution thereof; (iii) the costs of reproducing and distributing each of the Transaction Documents; (iv) the fees and expenses of the Company's counsel and independent accountants; (v) the fees and expenses incurred in connection with the registration or qualification and determination of eligibility for investment of the Securities under the laws of such jurisdictions as the Representatives may designate in accordance with Section 4(g) hereof and the preparation, printing and distribution of a Blue Sky Memorandum (including the related fees and expenses of counsel for the Initial Purchasers); (vi) any fees charged by rating agencies for rating the Securities; (vii) the fees and expenses of the Trustee and any paying agent (including related fees and expenses of any counsel to such parties); (viii) all expenses and application fees incurred in connection with the approval of the Securities for book-entry transfer by DTC; (ix) all fees payable in connection with the filing of any Form 45-106F1 or Form 45-106F6, as applicable, with Canadian securities regulatory authorities; (x) the travel expenses incurred by or on behalf of representatives of the Company in connection with attending or hosting meetings with prospective purchasers of the Securities and all expenses associated with any “road show” presentation of the Company and (xi) all expenses and application fees related to the listing of the Underlying Securities on the Exchanges.

            (b)      If (i) this Agreement is terminated pursuant to Section 8, (ii) the Company for any reason fails to tender the Securities for delivery to the Initial Purchasers or (iii) the Initial Purchasers decline to purchase the Securities for any reason permitted under this Agreement, the Company agrees to reimburse the Initial Purchasers for all out-of-pocket costs and expenses (including the fees and expenses of their counsel) reasonably incurred by the Initial Purchasers in connection with this Agreement and the offering contemplated hereby.

            11.      Persons Entitled to Benefit of Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and any controlling persons referred to herein, and the affiliates, officers and directors of each Initial Purchaser referred to in Section 7 hereof. Nothing in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein. No purchaser of Securities from any Initial Purchaser shall be deemed to be a successor merely by reason of such purchase.

            12.      Survival. The respective indemnities, rights of contribution, representations, warranties and agreements of the Company and the Initial Purchasers contained in this Agreement or made by or on behalf of the Company or the Initial Purchasers pursuant to this Agreement or any certificate delivered pursuant hereto shall survive the delivery of and payment for the Securities and shall remain in full force and effect, regardless of any termination of this Agreement or any investigation made by or on behalf of the Company or the Initial Purchasers.

            13.      Certain Defined Terms. For purposes of this Agreement, (a) except where otherwise expressly provided, the term "affiliate" has the meaning set forth in Rule 405 under the Securities Act; (b) the term "business day" means any day other than a day on which banks are permitted or required to be closed in New York City, Toronto, Ontario or Vancouver, British Columbia; (c) the term "subsidiary" has the meaning set forth in Rule 405 under the Securities Act; (d) the term “Exchange Act” means the Securities Exchange Act of 1934, as amended; (e) the term “written communication” has the meaning set forth in Rule 405 under the Securities Act and (f) except where otherwise expressly provided, the term “dollar” and the symbol “$” refer to U.S. dollars.

            14.      Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Initial Purchasers are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Initial Purchasers to properly identify their respective clients.

            15.      Additional Amounts. All payments to be made by the Company under this Agreement, or as a result of entering into this Agreement, shall be made without withholding or deduction for or on account of any present or future taxes, levies, assessments, imposts, duties or charges whatsoever unless the Company is required by law to withhold or deduct such taxes, levies, assessments, imposts, duties or charges. If the compensation (including the Initial Purchasers’ commissions) is or any other amounts to be received by the Initial Purchasers under this Agreement (including, without limitation, indemnification and contribution payments and reimbursable expenses), or as a result of entering into this Agreement, are subject to any present or future taxes, levies, assessments, deductions, withholdings, imposts, duties or charges of any nature, including interest, penalties and additions thereto, imposed or levied by or on behalf of any jurisdiction from or through which payment is made (other than, in the case of any Initial Purchaser, any income or other tax due solely as a result of such Initial Purchaser’s connection with or establishment in such jurisdiction, other than solely from such Initial Purchaser having executed, delivered or performed its obligations, received any amounts, or enforced its rights under this Agreement) (“Taxes”), then the Company will pay to the Initial Purchasers an additional amount so that the Initial Purchasers retain, after taking into consideration all such Taxes, an amount equal to the amounts owed to them as compensation or otherwise under this Agreement as if such amounts had not been subject to Taxes. If any Taxes are collected by deduction or withholding, the Company will provide to the Initial Purchasers copies of documentation evidencing the transmittal to the proper authorities of the amount of Taxes deducted or withheld within 15 days after payment of such Taxes. The Company further agrees to indemnify and hold harmless the Initial Purchasers against any documentary, stamp, sales, transaction or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Securities, and on the execution, delivery, performance and enforcement of the Transaction Documents.

            16.      Miscellaneous.

            (a)      Authority of the Representatives. Any action by the Initial Purchasers hereunder may be taken by the Representatives on behalf of the Initial Purchasers, and any such action taken by the Representatives shall be binding upon the Initial Purchasers.

            (b)      Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to the Initial Purchasers shall be given to the Representatives c/o J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: 212-622-8358); Attention: Equity Syndicate Desk; and BMO Capital Markets Corp., 3 Times Square, 28th Floor, New York, New York 10036 (fax: 212-702-1192); Attention: General Counsel’s Office. Notices to the Company shall be given to them at B2Gold Corp., Suite 3011, 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia V7X 1J1, (fax: 604-681-6209); Attention: Senior Vice President of Finance and Chief Financial Officer and Executive Vice President, General Counsel and Secretary.

            (c)      Governing Law. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

            (d)      Submission to Jurisdiction. The Company hereby submits to the exclusive jurisdiction of the U.S. federal and New York state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company and may be enforced in any court to the jurisdiction of which Company is subject by a suit upon such judgment. The Company irrevocably appoints CT Corporation System, located at 111 Eighth Avenue, 13th Floor, New York, New York 10011, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Company by the person serving the same to the address provided in this Section 16(d), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect for a period of seven years from the date of this Agreement.

            (e)      Waiver of Jury Trial. Each of the parties hereto hereby waives any right to trial by jury in any suit or proceeding arising out of or relating to this Agreement.

            (f)      Judgment Currency. The Company agrees to indemnify each Initial Purchaser against any loss incurred by such Initial Purchaser as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such Initial Purchaser is able to purchase U.S. dollars with the amount of the judgment currency actually received by the Initial Purchaser. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

            (g)      Counterparts. This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

            (h)      Amendments or Waivers. No amendment or waiver of any provision of this Agreement, nor any consent or approval to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the parties hereto.

            (i)     Headings. The headings herein are included for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Agreement.

            (j)      Xtract Research LLC. The Company hereby agrees that the Initial Purchasers may provide copies of the Preliminary Offering Memorandum and the Final Offering Memorandum relating to the offering of the Securities and any other agreements or documents relating thereto, including, without limitation, any indentures, to Xtract Research LLC (“Xtract”) following the completion of the offering for inclusion in an online research service sponsored by Xtract, access to which is restricted to “qualified institutional buyers” as defined in Rule 144A under the Securities Act.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

B2GOLD CORP.

By ____________________
Name: Roger Richer
Title: Executive Vice President, General Counsel and Secretary

[Signature Page to the Purchase Agreement]

Accepted: 8/19, 2013

J.P. MORGAN SECURITIES LLC
BMO CAPITAL MARKETS CORP.

J.P. MORGAN SECURITIES LLC

By T. O[illegible]
Authorized Signatory

BMO CAPITAL MARKETS CORP.

By____________________
Authorized Signatory

[Signature Page to the Purchase Agreement]

Accepted: __________, 2013

J.P. MORGAN SECURITIES LLC
BMO CAPITAL MARKETS CORP.

J.P. MORGAN SECURITIES LLC

By____________________________
Authorized Signatory

BMO CAPITAL MARKETS CORP.

By____________________________
Authorized Signatory

[Signature Page to the Purchase Agreement]

     Schedule 2

List of subsidiaries of the Company

100% owned except as otherwise indicated.

1.	Mocoa Ventures Ltd.

2.	Uruguay Ventures Ltd.

3.	Riseraldo Ltd.

4.	Weeping Apple, S.A. (80%)

5.	Triton Mining Corporation

6.	1069024 Ontario Limited

7.	Triton Mining (USA) LLC

8.	Triton Minera, S.A. (95%)

9.	Central Sun Mining Investments Corp.

10.	Central American Mine Holdings Limited

11.	Minera Glencairn S.A.

12.	Minesa (Cayman) Inc.

13.	Geomin (Cayman) Inc.

14.	Minerales Nueva Esperanza, S.A.

15.	Inversiones Geomineras, S.A.

16.	Desarollo Minero de Nicaragua S.A.

17.	BKWE Ventures Limited

18.	Graminvest Ventures Limited

19.	Teal Namibia (B) Inc.

20.	Teal Exploration & Mining Investments Holdings (Pty) Ltd.

21.	B2Gold Namibia (Proprietary) Limited (90%)

22.	B2Gold Namibia Minerals (Proprietary) Limited

23.	B2Gold Namibia Property (Proprietary) Limited

24.	CGA Mining Limited

25.	CGX Holdings Pty Ltd

26.	CGA Financing Holding Company B.V.

27.	CGA Financing Company B.V.

28.	Central Asia Gold Limited

29.	Philippine Gold Limited

30.	Philippine Gold Processing & Refining Corp.

31.	Zoom Minerals Holdings Inc. (40%)

32.	Filminera Resources Corporation (40%)

     Schedule 3

Mineral Consultants

La Libertad	Mineral reserve and resource estimate	Brian Scott, P.Geo. and Peter Montano, P.E.

Limon	Mineral reserve and resource estimate	Brian Scott, P. Geo. and Peter Montano, P.E.

Masbate	Mineral reserve estimate	Kevin Pemberton, Registered Member of SME, USA

	Mineral resource estimate	Tom Garagan, P.Geo

Otjikoto	Feasibility Study	Bill Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo., B.Sc., M.Eng.,
Hermanus Kriel, Pr.Eng., B.Eng.

	Mineral reserve and resource estimate	Hermanus Kriel, Pr. Eng. Tom Garagan, P. Geo

Gramalote	Mineral resource estimate	Vaughn Chamberlain, FAusIMM

     ANNEX A

a.           Additional Time of Sale Information

1.           Pricing Term Sheet dated August 19, 2013 containing the terms of the Securities, substantially in the form of Annex B.

ANNEX B

B2Gold Corp.

$225,000,000
3.25% Convertible Senior Subordinated Notes due 2018

Pricing Term Sheet, dated August 19, 2013
to Preliminary Offering Memorandum dated August 19, 2013
Strictly Confidential

This pricing term sheet is qualified in its entirety by reference to the Preliminary Offering Memorandum (the “Preliminary Offering Memorandum”). The information in this pricing term sheet supplements the Preliminary Offering Memorandum and updates and supersedes the information in the Preliminary Offering Memorandum to the extent it is inconsistent with the information in the Preliminary Offering Memorandum. Terms used and not defined herein have the meanings assigned in the Preliminary Offering Memorandum.

The notes and the common shares issuable upon conversion of the notes, if any, have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being offered and sold only to qualified institutional buyers in accordance with Rule 144A under the Securities Act. Prospective purchasers that are qualified institutional buyers are hereby notified that the seller of the notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. In addition, the notes may only be sold pursuant to an exemption from the prospectus requirements of applicable securities laws in each of the provinces and territories of Canada, including the Securities Act (British Columbia). The notes and the common shares issuable upon conversion of the notes, if any, are not transferable except in accordance with the restrictions described under “Transfer restrictions” in the Preliminary Offering Memorandum.

All dollar amounts herein are stated in U.S. dollars.

Issuer:	B2Gold Corp. (NYSE MKT: BTG and TSX: BTO)

Securities:	3.25% Convertible Senior Subordinated Notes due 2018

Offering Size:	$225,000,000 ($258,750,000 if the initial purchasers exercise their option to purchase additional notes in full)

Maturity:	October 1, 2018, unless earlier redeemed, repurchased or converted

Issue Price:	100% of principal amount, plus accrued interest, if any, from the Settlement Date (as defined below)

Interest Rate:	3.25% per annum accruing from the Settlement Date, payable semi- annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2014

NYSE MKT Last Reported Sale Price on August 19, 2013:	$2.86 per common share

Conversion Premium:	Approximately 37.5% above the NYSE MKT Last Reported Sale Price on August 19, 2013

Initial Conversion Rate:	254.2912 common shares per $1,000 principal amount of notes

Initial Conversion Price:	Approximately $3.93 per common share

Use of Proceeds:

The net proceeds to us from this offering, after deducting the initial purchasers’ discount and offering expenses payable by the Issuer in connection with this offering, will be approximately $217.5 million (or approximately $250.3 million if the initial purchasers exercise their over- allotment option in full). The Issuer intends to use the net proceeds for general corporate purposes.

Optional Redemption:

The Issuer may not redeem the notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law as described under “Description of notes—Redemption of notes for changes in Canadian tax law” in the Preliminary Offering Memorandum. On or after October 6, 2016, the Issuer may redeem for cash all or part of the notes, at its option, if the last reported sale price of its common shares for at least 20 trading days (whether or not consecutive), during any 30 consecutive trading day period ending within five trading days immediately preceding the date on which the Issuer provides notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. The redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date. The Issuer will give notice of any redemption not less than 30 scheduled trading days nor more than 60 calendar days immediately preceding the redemption date. See “Description of notes—Optional redemption” in the Preliminary Offering Memorandum. Until the Issuer’s borrowings under the Issuer’s Senior Credit Facility are repaid in full and the agreement governing the Senior Credit Facility has been terminated or until the Senior Credit Facility has been amended to permit the exercise of optional redemption, the Issuer is not permitted to optionally redeem the notes.

Redemption of Notes for Changes in Canadian Tax Law:

In the event of certain changes to the laws governing Canadian withholding taxes, subject to certain conditions, the Issuer will have the option to redeem, in whole but not in part, the notes for a redemption price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest to, but not including, the redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders) as described under “Description of notes— Redemption of notes for changes in Canadian tax law” in the Preliminary Offering Memorandum. Upon the Issuer giving a notice of redemption, a holder may elect not to have its notes redeemed, in which case such holder would not be entitled to receive the additional amounts referred to in “Description of notes—Additional amounts” in the Preliminary Offering Memorandum after the redemption date. Until the Issuer’s borrowings under the Issuer’s Senior Credit Facility are repaid in full and the agreement governing the Senior Credit Facility has been terminated or until the Senior Credit Facility has been amended to permit the exercise of the redemption for changes in Canadian tax law, the Issuer is not permitted to redeem the notes for changes in Canadian tax law.

Increase in Conversion Rate Upon Conversion Upon a Make- Whole Fundamental Change or Notice of Redemption:

The following table sets forth the number of additional shares by which the conversion rate per $1,000 principal amount of notes shall be increased for each share price and effective date set forth below. The share prices set forth in the first row of the table below, and the number of additional shares, are subject to adjustment as described in the Preliminary Offering Memorandum.

	Share Price
Effective Date	$2.86	$3.50	$3.93	$4.50	$5.00	$7.00	$10.00	$15.00	$20.00	$30.00
August 23, 2013	95.3591	65.4657	52.2710	40.1648	32.6436	16.7742	8.1439	3.1897	1.3004	0.4438
October 1, 2014	95.3591	64.4008	50.3646	37.7397	30.0774	14.6475	6.9061	2.6821	1.0766	0.3453
October 1, 2015	95.3591	61.8445	46.9124	33.8470	26.1794	11.7772	5.3837	2.1008	0.8294	0.2407
October 1, 2016	95.3591	56.9088	41.0118	27.7044	20.3286	8.0562	3.6366	1.4707	0.5699	0.1376
October 1, 2017	95.3591	47.8968	30.8002	17.7952	11.5112	3.6884	1.8252	0.7865	0.2922	0.0362
October 1, 2018	95.3591	31.4231	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact share price and effective date may not be as set forth in the table above, in which case:

•

If the share price is between two share prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share prices and the earlier and later effective dates, as applicable, based on a 365 day year.

•

If the share price is greater than $30.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings in the table above), no additional shares will be added to the conversion rate.

•

If the share price is less than $2.86 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 349.6503 common shares per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Preliminary Offering Memorandum.

Pricing Date:	August 19, 2013

Settlement Date:	August 23, 2013

CUSIP / ISIN:	11777Q AA8 / US11777QAA85

Joint Book-Running	J.P. Morgan Securities LLC
Managers:	BMO Capital Markets Corp.

Co-Managers:	CanaccordGenuity Corp.
GMP Securities L.P.
HSBC Securities (USA) Inc.
National Bank Financial Inc.
TD Securities Inc.

Changes to Information in the Preliminary Offering Memorandum

The following changes are made to the information set forth in the Preliminary Offering Memorandum and will be reflected in the final offering memorandum.

The following information set forth under “Non-IFRS financial measures,” “Summary financial and production data of B2Gold,” “Selected financial and production data of B2Gold” and “Management’s discussion and analysis of financial position and operating results” is updated as follows:

The disclosure in these sections will be updated to refer to the correct term “cash provided by operating activities before changes in non-cash working capital” instead of “cash provided by operating activities” previously used in the preliminary offering memorandum. The disclosure will be further revised to reflect that cash flow from operating activities after changes in non-cash working capital is an IFRS measure, not a non-IFRS measure.

The following information set forth under “Summary financial and production data of B2Gold” is updated as follows:

The “pro forma consolidated twelve months ended June 30, 2013” column will reflect earnings per share of $0.21, basic, and $0.20, diluted, instead of $0.22, basic, and $0.21, diluted, previously disclosed in the Preliminary Offering Memorandum, and will be further revised to show weighted average number of shares outstanding, basic, of 641,451 shares instead of 661,651 shares (each, in thousands) previously disclosed in the Preliminary Offering Memorandum.

The following information set forth under the heading “Risk factors” in the Preliminary Offering Memorandum is updated as follows:

In the risk factor titled “The accounting method for convertible debt securities that may be settled in cash, such as the notes, could have a material effect on our reported financial results,” the following paragraph will be deleted as it does not apply to the notes.

“In addition, under certain circumstances, convertible debt instruments (such as the notes) that may be settled entirely or partly in cash may be accounted for utilizing the treasury stock method, the effect of which is that the shares that would be issuable on conversion of the notes are not included in the calculation of diluted earnings per share except to the extent that the conversion value of the notes exceeds their principal amount. Under the treasury stock method, for diluted earnings per share purposes, the transaction is accounted for as if the number of common shares that would be necessary to settle such excess, if we elected to settle such excess in common shares, are issued. We cannot be sure that the accounting standards in the future will continue to permit our use of the treasury stock method. If we are unable to use the treasury stock method in accounting for the common shares issuable on conversion of the notes, then our diluted earnings per share may be adversely affected.”

The following information set forth under the heading “Capitalization” in the Preliminary Offering Memorandum is updated as follows:

The footnote (4) relating to the shareholders’ equity line item will be revised to reflect the correct number of common shares issued and outstanding as of August 16, 2013 (651,345,950 shares instead of 651,235,950 shares previously disclosed) and the correct number of restricted stock units outstanding as of August 16, 2013 (2,661,950 shares instead of 5,338,410 shares previously disclosed).

This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of these notes or the offering. Please refer to the Preliminary Offering Memorandum for a complete description.

This communication is being distributed solely to Qualified Institutional Buyers, as defined in Rule 144A under the Securities Act. In addition, the Notes may only be sold pursuant to an exemption from the prospectus requirements of applicable securities laws in each of the provinces and territories of Canada, including the Securities Act (British Columbia). See the sections entitled “Plan of distribution” and “Transfer restrictions” in the Preliminary Offering Memorandum.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

ANNEX C

Restrictions on Offers and Sales Outside the United States

            In connection with offers and sales of Securities outside the United States:

            (a)      Each Initial Purchaser acknowledges that the Securities have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act, and in each case, pursuant to an exemption from the prospectus requirements of the Securities Act (British Columbia).

            (b)      Each Initial Purchaser acknowledges that the Securities may not be offered or sold within the Canadian Jurisdictions except in accordance with prospectus requirements under Canadian Securities Laws or in a manner exempt from the prospectus requirements under Canadian Securities Laws in reliance on one or more exemptions from the prospectus requirements under NI 45-106 and only to such persons or entities and in such manner that, pursuant to the provisions of the Canadian Securities Laws applicable in the Canadian Jurisdictions, no prospectus or similar document need be filed with, or delivered to, any Canadian securities regulatory authorities in any Canadian Jurisdictions in connection therewith (other than, if applicable, the post-closing filing of the Final Canadian Offering Memorandum and any required reports pursuant to Canadian Securities Laws applicable in respect of the private placement of the Securities).

            (c)      Each Initial Purchaser acknowledges that no action has been or will be taken by the Company that would permit a public offering of the Securities, or possession or distribution of any of the Time of Sale Information, the Offering Memorandum, any Issuer Written Communication or any other offering or publicity material relating to the Securities, in any country or jurisdiction where action for that purpose is required.

            (d)      Each Initial Purchaser, severally and not jointly, represents, warrants and agrees that:

            (i)      it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any Securities in circumstances in which Section 21(1) of the FSMA does not apply; and

            (ii)      it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

            (f)      Each Initial Purchaser severally agrees that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of the Securities to the public in that Relevant Member State other than:

            (i)        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

            (ii)      to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Company; or

            (iii)      in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the Securities to the public” in relation to any Securities in any Relevant Member State, means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe for the Securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and the expression “2010 PD Amending Directive” means Directive 2010/73/EU, in each case including any relevant implementing measure in each Relevant Member State.

Exhibit A

FORM OF LOCK-UP AGREEMENT

August _________, 2013

J.P. MORGAN SECURITIES LLC
BMO Capital Markets Corp.
As Representatives of
the several Initial Purchasers listed in
Schedule 1 to the Purchase
Agreement referred to below
c/o J.P. Morgan Securities LLC
383 Madison Avenue
New York, NY 10179

BMO Capital Markets Corp.
3 Times Square
28th Floor
New York, New York 10036

Re:      B2Gold Corp. — Rule 144A Offering

Ladies and Gentlemen:

            The undersigned understands that you, as Representatives of the several Initial Purchasers, propose to enter into a Purchase Agreement (the "Purchase Agreement") with B2Gold Corp., a company amalgamated under the laws of British Columbia (the “Company”), providing for the purchase and resale (the "Placement") by the several Initial Purchasers named in Schedule 1 to the Purchase Agreement (the "Initial Purchasers"), convertible senior subordinated notes of the Company (the "Securities"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.

            In consideration of the Initial Purchasers' agreement to purchase and make the Placement of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of J.P. Morgan Securities LLC and BMO Capital Markets Corp. on behalf of the Initial Purchasers, the undersigned will not, during the period ending 90 days after the date of the offering memorandum relating to the Placement (the "Offering Memorandum"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any common shares, without par value, of the Company (the "Common Shares") or any securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of Common Shares or any security convertible into or exercisable or exchangeable for Common Shares. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by this Letter Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

            Notwithstanding the foregoing, directors and officers of the Company shall be permitted to sell up to an aggregate of 9 million Common Shares at any time following the 10th business day after the Closing Date without the prior consents of J.P. Morgan Securities LLC and BMO Capital Markets Corp.; provided that the number of shares each director or officer may be permitted to sell at any one time pursuant to this paragraph shall be determined in the Company’s sole discretion and the Company shall provide a prior written notice to J.P. Morgan Securities LLC and BMO Capital Markets Corp. in connection with any such sale by any officer or director.

            In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

            The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

            The undersigned understands that, if the Purchase Agreement does not become effective, or if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Common Shares to be sold thereunder, the undersigned shall be released form all obligations under this Letter Agreement. The undersigned understands that the Initial Purchasers are entering into the Purchase Agreement and proceeding with the Placement in reliance upon this Letter Agreement.

            This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

[Signature page follows]

Very truly yours,

[NAME OF SHAREHOLDER]

By:   _______________________
         Name:
         Title: